

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Ms. Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P.O. Box 755
Chicago, Illinois 60690

Re: Bank of Montreal
    Registration Statement on Form F-4
    Filed February 2, 2011
    File No. 333-172012
    Form 40-F for the Fiscal Year Ended October 31, 2010
    Filed December 8, 2010
    File No. 001-13354

Dear Ms. Hennessy:

    We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1.   Please note that M&I will be required to include 2010 compensation information to the extent that this information is not included in its 2010 Form 10-K and incorporated by reference into your next amendment.

2.   Revise to supplementally provide the staff with any Board books used by the companies in deciding to agree to the merger terms.

Prospectus cover page

3.   Revise to disclose the maximum number of shares to be issued.

Summary

4.   Revise to add a recent developments section for BMO and M&I.

Information about the Companies

Bank of Montreal, page 1

5.   State your total assets and deposits. Make the corresponding change on page 39.

Marshall & Ilsley, page 2

6.   Provide the date and location of incorporation of M&I. Also, revise to specifically name the "neighboring Midwestern states". Make the corresponding changes on page 40.

Material United States Federal Income Tax Consequences, page 4

7.   Revise to include a similar summary section for material Canadian federal income tax consequences. Please also provide a legal opinion relating to the Canadian tax consequences, or please tell us why you have concluded that you are not required to file this opinion.

M&I's Directors and Executive Officers Have Certain Interest in the Merger, page 6

8.   Revise to provide the time frames for indemnification of the executive officers and non-employee directors.

9.   Revise to use separate bullets for the change of controls conversions, deferred and incentive compensation plans, Mr. Furlong, and the retention pool. In this regard, for the change of control, disclose the aggregate dollar amount under the current plans, the dollar amount to be put in the new plans and the changes in conditions, e.g., qualifying terminations, requiring payment. For the deferred and incentive compensation plans, disclose the aggregate dollar value of the existing plans, the weighted percentage vested, and the new dollar value. For Mr. Furlong, disclose the value of the current arrangements being changed and the value of the new arrangements. For the retention pool, disclose the dollar value of the pool and how many executives will be eligible. In regard to these

disclosures, disclose if any of the current arrangements, i.e., current plans, have been changed in the last year.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 3 – Preliminary Purchase Price Allocation for the M&I Merger and Pro Forma Adjustments, page 19

10.   Please revise to use BMO's common stock price prevailing at the time the merger was announced in accordance with Canadian GAAP in your purchase price allocation or tell us why you believe it is more appropriate to use the price per share on January 26, 2011.

Note 5 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 21

11.   Please revise to provide a description of each reconciling adjustment in appropriate detail.

Risk Factors, page 29

12.   Some of your risk factors make statements regarding your ability to provide assurances or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees.

BMO expects to maintain its status as a "foreign private issuer"…, page 33

13.   Revise this paragraph to specifically describe how BMO's status as a foreign private issuer will affect the compensation disclosure that former M&I shareholders enjoyed prior to the merger.

The Merger

Background of the Merger, page 41

14.   Revise the second full paragraph on page 42 to disclose the reasons why additional indications of interests were not sought.

15.   Revise the third paragraph to provide the time frame for the discussions and to whom at BMO Mr. Furlong spoke. In addition, disclose if the Board was aware of the discussions.

Finally, briefly describe the substance of the discussions, e.g., price, management carryover, etc., was discussed.

16. Revise page 43 to quantify the terms of the revised indication of interest submitted by Party A on December 16, 2010.

17. Please tell us why the parties opted to enter into a stock option agreement rather than a termination fee requirement.

18. We note that the book value per common share of M&I was $9.39 as of September 30, 2010. Please revise to describe why the board believed that BMO's offer, valued at $7.75 per share as of December 16, 2010, was favorable in light of M&I's book value.

M&I's Board Recommendation and Reasons for the Merger, page 44

19. Separate the factors considered by M&I's board of directors into positive and negative factors, and please tell us whether the M&I board of directors considered as a negative factor the fact that holders of M&I common stock are not entitled to any dissenters' rights of appraisal in connection with the merger.

Interests of M&I's Directors and Executive Officers in the Merger

M&I Change of Control Agreements, page 52

20. Revise this section to quantify and present in tabular format the payments disclosed in the second paragraph for each named executive officer. Also include a column comparing these amounts to the payments disclosed in the second full paragraph on page 53.

New Employment Agreement by and among BMO, Harris N.A. and Mark Furlong, page 54

21. Please file this new employment agreement with your next amendment.

Equity Compensation Awards, page 55

22. Revise to present the information in the second paragraph of this section in tabular format.

Litigation Related to the Merger, page 67

23. Revise to more fully describe the claims asserted in the pending actions.

Form 40-F for the Fiscal Year Ended October 31, 2010

Exhibit 99.1

General Development of the Business

Three Year History, page 4

24.   In future filings, revise to define the term "Instore branch".

Legal Proceedings and Regulatory Actions, page 13

25.   In future filings, revise to add more information regarding the nature of the investigations relating to this matter with the Ontario Securities Commission.

Exhibit 99.2

Non-GAAP Measures, page 91

26.   We note you present Cash EPS as a non-GAAP measure. This appears to be a non-GAAP liquidity measures presented on a per share basis. Please remove this non-GAAP measure in all future filings or tell us why you believe it is not prohibited. Refer to Question 102.05 of the SEC's Compliance & Disclosure Interpretations (C&DI's) and Accounting Series Release No. 142.

27.   We note you present Cash Net Income as a non-GAAP measure. Please revise future filings to use a different title to more accurately describe this non-GAAP financial measure since it appears that this measure includes certain non-cash items that impact net income (provision for loan loss, depreciation, etc.).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc. (facsimile only)
C. Andrew Gerlach
Sullivan & Cromwell LLP
(212) 291-9299